Exhibit 99.16

Minutes of the Meting of

Votorantim Celulose e Papel S.A.’s

Fiscal Committee

Date, Time, and Venue: On the twenty-first day of July of 2009, at 3:00 p.m., the Fiscal Committee of Votorantim Celulose e Papel S.A. convened at its head office located at the following address: Alameda Santos, n° 1.357, in the city of São Paulo, State of São Paulo. Attendance: Messrs. Samuel de Paula Matos, João Carlos Hopp, and Haroldo do Rosário Vieira. Presiding Officers: President: Eduardo Andretto; Secretary: Adrianne Soave. Agenda: (a) to consider and give opinion about the management’s proposed incorporation, by the Company, of stock in Aracruz Celulose S.A. not owned (directly or indirectly) by the Company; (b) to discuss and give opinion about the Protocol and Justification of Incorporation, by the Company, of stock in Aracruz Celulose S.A.; and (c) to discuss and give opinion regarding the incorporation of stock in Aracruz Celulose S.A. and resulting increase in Company’s capital, as well as the valuation reports and other records related to such incorporation of stock. Business transacted and opinions: The committee members, in the discharge of their legal and statutory duties, examined and discussed all the records made available thereto appertaining to the Agenda and, considering the clarifications provided by the members of the Company’s management team and representatives of the specialized firms issuing the reports, issued, by unanimity of vote and without any reservations, favorable opinion in relation to: (a) the Company’s management’s proposed incorporation, by the Company, of stock in Aracruz Celulose S.A. not owned (directly or indirectly) by the Company, and resulting increase in the Company’s capital from R$7,057,302,181.59 (seven billion, fifty-seven million, three hundred two thousand, one hundred and eighty-one reais and fifty-nine cents), to R$7,588,949,270.94 (seven billion, five hundred eighty-eight million, nine hundred forty-nine thousand, two hundred and seventy reais ninety-four cents), by issuing 71,051,479 new common shares at the per-share price of issuance of R$ 17.00 (seventeen reais), which shares shall be allocated to the holders of shares in Aracruz Celulose S.A., whose shares are to be incorporated by the Company. R$676,228,053.65 will be allocated to the premium account; (b) the Protocol and Justification of Incorporation, by the Company, of stock in Aracruz Celulose S.A.; and (c) the terms contained in the valuation reports and other records appertaining to such incorporation of stock. Notice was taken that the Agenda-related records supporting the incorporation by the Company of stock in Aracruz Celulose S.A., are adequate and meet legal and statutory requirements concerning the matter, reason why they have, by unanimity of vote, vote in favor of its submission to the Company’s shareholders for consideration. Closing: There being no further business to transact the meeting was adjourned and these minutes were taken and read, found conformant, and signed by all those in attendance.

São Paulo, July 21, 2009.

Samuel da Paula Matos

Chairman

Joao Carlos Hopp

Member

Haroldo do Rosário Vieira

Member